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                               March 20, 2024

       Gary M. Owens
       Chief Executive Officer
       Mesa Laboratories, Inc.
       12100 West Sixth Avenue
       Lakewood, Colorado 80228

                                                        Re: Mesa Laboratories,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2023
                                                            Filed May 30, 2023
                                                            Response Dated
March 15, 2024
                                                            File No. 000-11740

       Dear Gary M. Owens:

              We have reviewed your March 15, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6,
       2024 letter.

       Form 8_K dated February 5, 2024

       Exhibit 99.1

   1. We note your response to comment 4. Given the significance of "Other acquisition related costs" and
"Other integration-related costs" to your non-GAAP measures, please tell us in your
response and revise future filings to describe within a footnote the nature of the costs and explain
how those adjustments meet the requirements of Question 100.01 of the C&DI on Non-GAAP
Financial Measures.
 Gary M. Owens
Mesa Laboratories, Inc.
March 20, 2024
Page 2

       Please contact Christie Wong at 202-551-3684 or Kristin Lochhead at 202-551-3664 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNameGary M. Owens
                                                         Division of
Corporation Finance
Comapany NameMesa Laboratories, Inc.
                                                         Office of Industrial
Applications and
March 20, 2024 Page 2                                    Services
FirstName LastName